February 6, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated February 6, 2014, of Brunswick Corporation and are in agreement with the statements contained in the second and third paragraphs on page 1 therein. We have no basis to agree or disagree with the other statements of the registrant contained therein.

/s/ Ernst & Young LLP